

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Leah Gaines
Vice President, CFO, and Treasurer
Contango ORE, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098

> **Re: Contango ORE, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2022**
> **Filed August 31, 2022**
> **File No. 001-35770**

Dear Leah Gaines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Overview, page 16

1. Please modify your filing to state your material properties and disclose an explanation of the criteria you use to distinguish your material properties from your other exploration projects.

Peak Gold JV Property, page 18

2. Please modify your filing and locate your material properties to within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

Exploration Overview, page 20

3.   We note your Peak Gold Joint Venture released a feasibility study in July 2022 and you reference reserve ounces and other economic metrics in this section based on that study. Please file the technical report summary that supports your reserve disclosure with the updated resources and economic metrics or remove this disclosure from your filing. See Item 1302(b)(2) of Regulation S-K.

4.   We note you reported resource estimates when you filed the Technical Report Summary with your S-3 on October 26, 2021. Please revise your filing to include your current resource/reserve estimates based on this report or another updated report. See Item 1303(b)(3) of Regulation S-K. In addition, please state whether your NSR cut-off values are a marginal or breakeven NSR cut-off.

Location of and Access to the Lucky Shot Property, page 25

5.   Please modify your filing to provide a more precise location for all your exploration properties as required by Item 1303(b)(2)(ii)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation